Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: First Miami Bancorp, Inc.

Commission File No.: 001-35095

Date: April 20, 2023

Set forth below is an extract of certain portions of the quarterly earnings conference call held by United Community Banks, Inc. (“United”) during which the proposed merger between United and First Miami Bancorp, Inc. was discussed. Other portions of the conference call unrelated to the proposed merger are not included in this filing.

UNITED COMMUNITY BANKS, INC.

Moderator: Lynn Harton

April 19, 2023

11:00 a.m. EDT

Lynn Harton

Chairman & CEO

….

During the quarter, we were also very pleased to announce a merger agreement with First National Bank of South Miami. This is a great bank, which has been in the market since 1952. We spent a lot of time with the management and leadership team and are excited to bring their talent and energy to United in the latter part of this year. So as I said, a busy and interesting quarter.

Kevin Fitzsimmons

D.A. Davidson & Co.

Yes. Great. One last one for me. So on the pending South Miami deal, any better sense for -- I know you said in the back half of the year for that to close, but any tighter frame on third quarter, early late? And then just generally, that whole regulatory merger approval process, have you guys noticed any changes or any -- or expect any lengthening of that process post the bank failures.

Jefferson Harralson

Executive VP & CFO

Okay. Yes. Great question. Thank you for it. It's a relatively opaque process, but I'll say to you that I think it's most likely third quarter, it could move into the fourth. But I think I would say most likely, third quarter, and we have not seen anything unusual from the regulators from our -- the things we turn into them or what we're hearing from them. It seems like a normal transaction and most likely third quarter.

Christopher Marinac

Janney Montgomery Scott LLC

And as you're getting very good at doing acquisitions of the size that you're doing, does that give you a sharper pencil on sort of looking at M&A in the future?

Lynn Harton

Chairman & CEO

Yes, it does. I mean you know what you're going to get our whole strategy has been built around these smaller deals where they align with us on culture, they align with us on employee experience, and we can be more additive. I mean we're already -- I was just down in Miami on Monday and Veronica, the CEO there, she was almost -- she was going on and on about the new toys in the toy box because we're already starting our partnership calls, introducing them to the new products, they'll be able to access and how we do things. And it's just a really great group of people and I met with several clients while is there and really strong people, and they're like, oh, you guys have bigger limits now. And yes. So -- it really is -- so yes, we certainly understand it on the expense side, but it's really the strategy on just being able to be more additive as well.

IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS

On April 6, 2023, in connection with the proposed merger between United Community Banks, Inc. (“United”) and First Miami Bancorp, Inc. (“First Miami”), United filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of First Miami that will be sent to First Miami’s shareholders seeking their approval of the merger agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the merger. United and First Miami may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement statement/prospectus or registration statement or any other document which United or First Miami may file with the SEC. INVESTORS AND SHAREHOLDERS OF FIRST MIAMI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT ARE PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR FIRST MIAMI WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, FIRST MIAMI AND THE MERGER.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You will also be able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or First Miami Bancorp, Inc., 5750 Sunset Drive, South Miami, FL 33143, Attn: Pablo Rodriguez, Telephone: (305) 662-5473.

PARTICIPANTS IN THE TRANSACTION

United and First Miami, and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from First Miami’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of United and their ownership of United common stock can be found in United’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on April 5, 2023, and other documents subsequently filed by United with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.

Caution About Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected accretive value of the merger to United’s earnings and the expected timing of the closing of the merger. Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to a delay in closing the merger or the termination of the merger agreement, (4) the failure to obtain the necessary approval by the shareholders of First Miami, (5) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of the companies’ customers, suppliers, employees or other business partners to the transaction, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction, (9) the risks relating to the integration of First Miami’s operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the transaction, (11) the risks associated with United’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United’s issuance of additional shares of its common stock in the transaction, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this communication can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in United’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United’s and First Miami’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United or First Miami to predict their occurrence or how they will affect United or First Miami.

United qualifies all forward-looking statements by these cautionary statements.